                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                                                 Commission File Number   1-5742
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                          NOTIFICATION OF LATE FILING

(Check One):

  [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [x] Form 10-Q   [ ] Form N-SAR

     For Period Ending:     August 26, 2000
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[ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

     For the Transition Period Ending:
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     Read the attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                                     Part I

                             Registrant Information

Full name of registrant:    Rite Aid Corporation
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Former name if applicable:  Not applicable
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Address of principal executive office (street and number):  30 Hunter Lane
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City, state and zip code:  Camp Hill, Pennsylvania  17011
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                                    Part II

                             Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                                    Part III

                                   Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     After filing its Form 10-K for the 2000 fiscal year, Rite Aid initiated the process of posting the $1.6 billion of restatement adjustments previously reported to the company's detailed books and records for each of the periods involved. As a result of this process, certain additional adjustments were made to the financial statements for fiscal years 2000, 1999 and 1998 that resulted in a further restatement and the filing of a Form 10-K/A for fiscal 2000 and a Form 10-Q/A for the quarter ended August 26, 2000. Accordingly, it was not possible to prepare and file on October 10, 2000, the quarterly report on Form 10-Q for the quarter ended August 26, 2000 because of the time and effort required to prepare and file the amended fiscal 2000 Form 10-K and the amended Form 10-Q for the quarter ended May 27, 2000.

                                    Part IV

                               Other Information

     (1) Name and telephone number of person to contact in regard to this notification

       John T. Standley                       (717) 761-2633
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         (Name)                          (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 been filed during the preceding 12 months or for such shorter period that the registrant was required to file such report(s)? If the answer is no, identify report(s).

                                                        [x] Yes    [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ ] Yes    [x] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Rite Aid Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  October 10, 2000            By: /s/ John T. Standley
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                                       John T. Standley
                                       Senior Executive Vice-President and Chief
                                       Financial Officer

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.